

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2012

Via E-mail
Derek Peterson
Chief Executive Officer
Terra Tech Corp.
18101 Von Karman, Third Floor
Irvine, CA 92612

Re: Terra Tech Corp.
Amendment No. 3 to Current Report on Form 8-K/A
Filed April 19, 2012
File No. 000-54258

Dear Mr. Peterson:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1.   We note that the website for Terra Tech contains a link titled "Invest" where potential investors are provided contact information for obtaining information about investing in you. Please tell us how you believe that this portion of your website complies with Section 5 of the Securities Act of 1933.

Service and Program, page 4

2.   We note your response to prior comment 2 of our letter dated March 26, 2012. Please provide more detailed disclosure in this section explaining how your operations comply with federal laws. Specifically address how your operations are exempt under the Federal Controlled Substances Act and whether your activities could be deemed to be facilitating the selling or distribution of

marijuana in violation of that act. Please also disclose how your operations comply with laws relating to aiding and abetting or accessory. Please also include related risk factor disclosure as appropriate.

3. We note the article, "Medical Marijuana Industry is Unnerved by U.S. Crackdown," in The New York Times dated November 24, 2011, which refers to the "intensifying federal crackdown on growers and sellers of state-authorized medical marijuana" and the closures of dispensaries. Please revise your disclosure in this section to describe the current legal actions and closures as well as the impact such actions and closures could have upon your business. Please also include related risk factor disclosure, and trend analysis in your Management's Discussion and Analysis, as appropriate.

4. We note your response to our prior comment 3; however, we continue to believe that your reference to a "Fortune 500 Company" does not aid in an investor's understanding of your current business or prospects. We note in this regard, your disclosure that you have only made sales of certain of your products to Bayer Crop Sciences, and you also do not indicate what this company's relationship is to the Fortune 500 Company, Bayer Corporation.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 9

Results of Operations, page 10

5. We note your response to prior comment 9 and the proposed disclosures you provided. However, we do not see where you have included such information in the amended filing. Further, please expand your discussion to identify the underlying causes that contributed to material changes in each item. Stating that the reason for the differences were due to "changing the business focus" is general and broadly defined, and does not provide sufficient detail for the reader to get an understanding of your business as a whole. Refer to Item 303(a)(3) and Instruction 4 to Item 303(a) of Regulation S-K.

6. We note the revisions made in response to prior comment 11. However, please reconcile the amounts recorded in MD&A for cost of goods sold of $410,310 and $689,8181 for the nine months ended September 30, 2011 and for the period from March 16, 2010 (inception) to December 31, 2010, respectively, to the Condensed Statements of Operations which state $440,310 and $689,818, for the nine months ended September 30, 2011 and for the period from March 16, 2010 (inception) to December 31, 2010, respectively.

Liquidity and Capital Resources, page 11

7.   Please revise to quantify your near terms capital needs and detail the expected uses for such capital.

Certain Relationships and Related Transactions, page 18

8.   Revise to indicate who the related party is in each transaction discussed. In addition, reconcile your disclosure on page 3 that the Series B Stock is to be issued with disclosure here suggesting that it has been issued.

Exhibit 99.2

Financial Statements

9.   It appears that the private operating company in the reverse recapitalization uses a December 31 fiscal year-end. Please confirm that the registrant will be changing its fiscal year from September 30 to December 31.

10.   As a related matter, please amend your Form 8-K to also include the financial statements of the private operating company's most recent annual period prior to the date of the reverse recapitalization. This also applies to information provided in Management's Discussion and Analysis and elsewhere in the filing. Refer to Exchange Act Rules 13a-1 and 15d-1.

Note 1. Summary of Significant Accounting Policies, page 7

Cost of Goods Sold, page 9

11.   We note your response to prior comment 24 indicating that you are <u>not</u> a manufacturer of hydroponic equipment. Please make appropriate revisions to ensure clarification in your disclosures.

Recent Accounting Pronouncements, page 11

12.   We note your response to prior comment 26 pertaining to subsequent events. With reference to the definition of "subsequent events" as described in FASB ASC 855-10-20, it would appear, at a minimum, that inclusion of a discussion of the reverse merger transaction is required. Please revise to provide such information as well as "events or transactions that occur[red] after the balance sheet date but before financial statements [were] issued or [were] available to be issued."

13.   As a related matter, we note your reference to Note 18 on page 11 but do not see where it is included in your financial statements. Please revise or advise.

14.   We note your response to prior comment 27. It does not appear to address our inquiry on how your financial statements were available to be issued prior to the completion of the audit.   Consequently, we reiterate that comment for an explanation and revision as necessary.

Pro Forma Financial Statements

15.   We note your response to prior comment 28 regarding the inclusion of revised pro forma financial statements in Exhibit 99.2. However, contrary to this response, the amended filing does not include pro forma financial statements and Exhibit 99.2 contains the financial statements for GrowOp Technology Ltd., excluding the audit report. With regard to the latter, in an amendment please revise to include the report of independent registered public accounting firm with the presentation of these financial statements. Also, as previously requested, please amend this Form 8-K to include pro forma financial statements for the appropriate periods, in columnar form, showing both historical financial information of GrowOp Technologies Ltd. and Private Secretary, Inc., and reflecting appropriate pro forma adjustments referenced to footnotes explaining all assumptions made in your presentation. In addition, include an introductory paragraph that clearly explains the transaction being presented, the entities involved and what the pro forma presentation is intended to show.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton at (202) 551-3626 or Lynn Dicker at (202) 551-3616 if you have any questions regarding comments on the financial statements and related matters. You may contact Tim Buchmiller, staff attorney, at (202) 551-3635 or me at (202) 551-3528 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc: Thomas E. Puzzo, Esq.